Exhibit 4.22

SMART Technologies ULC 3636 Research Road NW Calgary, AB T2L 1Y1 CANADA Phone 403.245.0333 Fax 403.228.2500 info@smarttech.com www.smarttech.com

January 21, 2016

Dear Greg:

Re. Executive Retention Award - Greg Estell

As part of continuing efforts by SMART Technologies Inc. and its subsidiaries (collectively “SMART”) to retain critical talent during the course of the ongoing strategic review, SMART has approved your participation in the Executive Retention Award (“ERA”) on the terms set out herein. This letter references your current employment agreement with SMART Technologies Corporation (effective February 7, 2014, as amended effective May 16, 2014, November 5, 2015, and November 20, 2015) (the “Employment Agreement”). This letter is effective as of December 9, 2015, and this letter and your entitlement to an executive retention award shall terminate and be forfeited on the earlier of:

(a)	the date you resign or your employment is terminated for cause;

(b)	the Payment Date (as defined below) immediately following the payment to you of the retention award; or

(c)	December 31, 2016, if SMART Technologies Inc. has not, on or before December 31, 2016 undergone a Significant Event (as defined below), or entered into a binding letter of intent or a definitive agreement or similar document with respect to a transaction or series of transactions that upon closing shall be a Significant Event, or a press release has been issued in respect of same by SMART Technologies Inc.

In the event SMART Technologies Inc. undergoes a Change of Control or Going Private Transaction (for the purposes of this letter each a “Significant Event”), as such terms are defined in your Employment Agreement, then you shall be paid an amount equal to $270,900USD (the “Retention Payment”) on the earlier of:

A.	If you remain employed by SMART Technologies Corporation or its successors, three months following the closing date of the Significant Event;

B.	If you are terminated without cause, on the closing date of the Significant Event, or if such termination is after the closing date of the Significant Event, on the date of such termination; or

C.	If you have Good Reason, as such term is defined in your Employment Agreement, on the closing date of the Significant Event, or if the date of Good Reason is after the closing date, on the date such Good Reason arises.

The earlier of such dates shall be the “Payment Date”.

All claims to the Retention Payment shall be automatically forfeited in the event your employment with SMART Technologies Corporation is terminated prior to the Payment Date: (i) voluntarily by you, (ii) for cause, or (iii) pursuant to the provisions of sections 4.1, 4.2 or 4.3 of your Employment Agreement.

The Retention Payment shall be less required withholdings.

We thank you for your ongoing contributions. Please confirm your agreement with the terms of this award letter by indicating so in the space below.

Sincerely,

SMART Technologies Corporation

Per:
Neil Gaydon, Chief Executive Officer

I have read and agree to the terms of the Executive Retention Award letter effective December 9, 2015:

/s/ Greg Estell
Greg Estell